UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 9, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Airlines Group Inc.
File No. 001-08400

American Airlines, Inc.
File No. 001-02691

CF#36795

American Airlines Group Inc. (formerly AMR Corporation) and American Airlines, Inc. submitted an application under Rule 24b-2 requesting extensions of previous grants of confidential treatment for information they excluded from the Exhibits listed below.

Based on representations by American Airlines Group Inc. and American Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

For American Airlines Group Inc.:

Exhibit	To Form	Filed on	Confidential Treatment Granted
10.138	10-K	February 19, 2009	through December 31, 2027
10.2	10-Q	July 21, 2010, as amended on December 9, 2010	through December 31, 2027
10.2	10-Q	April 18, 2013	through December 31, 2027

For American Airlines, Inc.:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.29	10-K	February 19, 2009	through December 31, 2027
10.2	10-Q	July 21, 2010, as amended on December 9, 2010	through December 31, 2027
10.2	10-Q	April 18, 2013	through December 31, 2027

For American Airlines Group Inc. and American Airlines, Inc. Joint Filings:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.6	10-Q	July 24, 2014	through December 31, 2027
10.2	10-Q	April 24, 2015	through December 31, 2027
10.2	10-Q	July 24, 2015	through December 31, 2027
10.3	10-Q	October 20, 2016	through December 31, 2027
10.3	10-Q	April 27, 2017	through December 31, 2027
10.5	10-Q	July 28, 2017	through December 31, 2027
10.6	10-Q	July 28, 2017	through December 31, 2027
10.1	10-Q	July 26, 2018	through December 31, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary